                                                                   EXHIBIT 99.13

          SUPPLEMENT TO THE OFFER TO PURCHASE DATED DECEMBER 23, 1994

                      IMPORTANT NOTICE TO STOCKHOLDERS OF
                         SANTA FE PACIFIC CORPORATION

                           BURLINGTON NORTHERN INC.
                                      AND
                         SANTA FE PACIFIC CORPORATION

               HEREBY SUPPLEMENT THE OFFER TO PURCHASE FOR CASH
                    UP TO 63,000,000 SHARES OF COMMON STOCK
          (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                                      OF
                         SANTA FE PACIFIC CORPORATION
                                      AT
                             $20.00 NET PER SHARE

 THE OFFER HAS BEEN EXTENDED. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL NOW EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, FEBRUARY 8, 1995, UNLESS FURTHER EXTENDED.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) AT LEAST 63,000,000 SHARES OF SANTA FE PACIFIC CORPORATION COMMON STOCK BEING VALIDLY TENDERED AND NOT WITHDRAWN BEFORE THE EXPIRATION OF THE OFFER (THE "MINIMUM CONDITION"),
(2) SANTA FE PACIFIC CORPORATION ("SANTA FE") AND BURLINGTON NORTHERN INC. ("BURLINGTON NORTHERN") HAVING OBTAINED SUFFICIENT FINANCING ON TERMS SATISFACTORY TO THEM TO PURCHASE 63,000,000 SHARES PURSUANT TO THE OFFER AND
(3) APPROVAL OF THE MERGER REFERRED TO BELOW BY THE STOCKHOLDERS OF SANTA FE AND BURLINGTON NORTHERN. SANTA FE AND BURLINGTON NORTHERN DO NOT INTEND TO WAIVE THE MINIMUM CONDITION. THE OFFER IS NOT CONDITIONED ON RECEIPT OF INTERSTATE COMMERCE COMMISSION APPROVAL OF THE MERGER. SEE "THE TENDER OFFER--
14. CONDITIONS OF THE OFFER" OF THE OFFER TO PURCHASE DATED DECEMBER 23, 1994.

  THE OFFER IS BEING MADE IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER BETWEEN BURLINGTON NORTHERN AND SANTA FE, AS AMENDED, PURSUANT TO WHICH SANTA FE WILL MERGE WITH BURLINGTON NORTHERN (THE "MERGER"). THE BOARD OF DIRECTORS OF SANTA FE HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND RECOMMENDS THAT THOSE SANTA FE STOCKHOLDERS WHO WISH TO RECEIVE CASH FOR A PORTION OF THEIR SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES. THE OFFER IS BEING EFFECTED TO FACILITATE THE MERGER. SEE "RECOMMENDATION OF SFP BOARD OF DIRECTORS."

                               ----------------

  Questions and requests for assistance or additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to any of the Information Agents or either of the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from brokers, dealers, commercial banks or trust companies.

                               ----------------

                    The Dealer Managers for the Offer are:
GOLDMAN, SACHS & CO.                                        LAZARD FRERES & CO.
                               ----------------
               The date of this Supplement is January 13, 1995.

To the Holders of Common Stock of
Santa Fe Pacific Corporation:

                                  INTRODUCTION

  The following information supplements and amends the Offer to Purchase dated December 23, 1994 (the "Offer to Purchase") of Burlington Northern Inc., a Delaware corporation ("BNI"), and Santa Fe Pacific Corporation, a Delaware corporation ("SFP" and, together with BNI, the "Purchasers"), pursuant to which the Purchasers are severally offering to purchase up to 63,000,000 shares in the aggregate of the outstanding shares of common stock, par value $1.00 per share, of SFP (the "SFP Common Stock," including the associated preferred share purchase rights), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended by this Supplement, and in the related Letter of Transmittal (which collectively constitute the "Offer").

  The Purchasers have supplemented the Offer with the information contained herein. The Offer, proration period and related withdrawal rights were originally scheduled to expire at 12:00 Midnight, New York City time, on January 30, 1995. However, the Purchasers have extended the Offer, and the Offer, proration period and withdrawal rights will now expire at 12:00 Midnight, New York City time, on Wednesday, February 8, 1995, unless further extended.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) AT LEAST 63,000,000 SHARES OF SFP COMMON STOCK BEING VALIDLY TENDERED AND NOT WITHDRAWN BEFORE THE EXPIRATION OF THE OFFER (THE "MINIMUM CONDITION"), (2) SFP AND BNI HAVING OBTAINED SUFFICIENT FINANCING ON TERMS SATISFACTORY TO THEM TO PURCHASE 63,000,000 SHARES PURSUANT TO THE OFFER AND (3) APPROVAL OF THE MERGER REFERRED TO BELOW BY THE STOCKHOLDERS OF SFP AND BNI. THE PURCHASERS DO NOT INTEND TO WAIVE THE MINIMUM CONDITION. THE OFFER IS NOT CONDITIONED ON INTERSTATE COMMERCE COMMISSION ("ICC") APPROVAL OF THE MERGER. SEE "THE TENDER OFFER--14. CONDITIONS OF THE OFFER" OF THE OFFER TO PURCHASE.

  THE BOARD OF DIRECTORS OF SFP HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND RECOMMENDS THAT THOSE SFP STOCKHOLDERS WHO WISH TO RECEIVE CASH FOR A PORTION OF THEIR SHARES OF SFP COMMON STOCK ACCEPT THE OFFER. SEE "RECOMMENDATION OF SFP BOARD OF DIRECTORS."

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of June 29, 1994, as amended by the Amendment thereto dated as of October 26, 1994 and Amendment No. 2 thereto dated as of December 18, 1994 (as so amended, the "Merger Agreement") between SFP and BNI. Pursuant to the Merger Agreement, and on the terms and subject to the conditions set forth therein, SFP will merge with BNI, with BNI to be the surviving corporation in such Merger, and each outstanding share of SFP Common Stock will be converted into the right to receive 0.40 shares of BNI common stock, no par value per share (the "BNI Common Stock"). See "The Tender Offer--10. Purpose of the Offer; The Merger Agreement" of the Offer to Purchase. A copy of the Merger Agreement is attached as Appendix A to the Offer to Purchase. As of January 12, 1995, 0.40 of a share of BNI Common Stock had a value of $20.55, based on the closing market price of BNI Common Stock as reported in The Wall Street Journal.

  As of December 31, 1994, there were outstanding 188,301,537 shares of SFP Common Stock and employee stock options ("Options") to purchase 14,470,071 shares of SFP Common Stock.

  The purpose of the Offer is to acquire shares of SFP Common Stock and to facilitate the Merger, which the Board of Directors of SFP believes is in the best interest of SFP stockholders. The Offer also provides an opportunity to existing stockholders of SFP to sell shares of SFP Common Stock at a premium over recent trading prices. See "The Tender Offer--6. Price Range of SFP Common Stock; Dividends" of the Offer to Purchase.

  Up to 63,000,000 shares of SFP Common Stock are to be purchased in the Offer; any shares tendered in response to the Offer over and above such amount would be subject to proration in accordance with the terms of the Offer. Proration may result in SFP stockholders receiving cash for only a portion of any shares of SFP Common Stock tendered, with the remaining consideration to be received in the form of BNI Common Stock pursuant to the Merger after the receipt of ICC approval and satisfaction or waiver of the other conditions to the Merger.

  All information herein concerning BNI has been furnished by BNI, and all information herein concerning SFP has been furnished by SFP. BNI has represented and warranted to SFP, and SFP has represented and warranted to BNI, that the particular information so furnished is true and complete.

  The Offer does not constitute a solicitation of proxies for any meeting of SFP's stockholders. Such solicitation by SFP will be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, this Offer is neither an offer to sell nor a solicitation of offers to buy any securities which may be issued in the Merger. The issuance of such securities would have to be registered under the Securities Act of 1933, as amended (the "Securities Act"), and such securities would be offered only by means of a prospectus complying with the requirements of the Securities Act. SFP is distributing a joint proxy statement/prospectus with respect to the Merger.

  IN ORDER TO VOTE FOR THE MERGER, AN SFP STOCKHOLDER IS REQUIRED TO SUBMIT A PROXY OR VOTE IN PERSON AT THE SFP STOCKHOLDER MEETING SCHEDULED FOR FEBRUARY 7, 1995, OR ANY POSTPONEMENT OR ADJOURNMENT THEREOF.

  Stockholders are urged to read the Offer to Purchase, this Supplement and the related Letter of Transmittal carefully before deciding whether to tender their shares of SFP Common Stock.

                    RECOMMENDATION OF SFP BOARD OF DIRECTORS

  The Board of Directors of SFP has unanimously approved the Offer and the Merger and recommends that those SFP stockholders who wish to receive cash for a portion of their shares of SFP Common Stock accept the Offer.

  The Offer is being effected to facilitate the Merger. The SFP Board believes that a business combination of SFP and BNI is in the best long-term interests of SFP and its stockholders. The Offer allows stockholders who wish to do so to receive cash, at a premium over recent trading prices for SFP Common Stock, without waiting for ICC approval of the Merger. At the same time, the revised transaction structure allows SFP stockholders to participate in the ownership of the combined company. The SFP Board believes that a BNI-SFP combination is an excellent strategic fit, presents substantial long-term benefits and is likely to receive ICC approval. The SFP Board has also concluded that the revised Merger Agreement is superior to Union Pacific Corporation's ("UPC") offer (which includes a tender offer), especially on a long-term basis. The Board's reasons for reaching this conclusion included: (1) the Board believed that a BNI-SFP merger is likely to receive ICC approval and, because of anticipated increases in operating income from the Merger (which are expected to result from both operating efficiencies and increased revenues), the Merger will have significant long-term benefits for SFP stockholders; (2) the Board believed that the long-term value of the UPC stock that SFP stockholders would receive in a UPC-SFP merger is uncertain because a combination of the UPC and SFP railroads is unlikely to receive ICC approval and, even if ICC approval could be obtained, it would probably require UPC to make substantial concessions to competing railroads; (3) the $20 per share that SFP stockholders will receive pursuant to the Offer is greater than the $17.50 per share available in UPC's tender offer; and (4) as of December 18, 1994, the market value of 0.40 of a BNI common share (the exchange ratio in the Merger) exceeded the market value of 0.354 of a UPC common share (the exchange ratio proposed by UPC). See "The Tender Offer--6. Price Range of SFP Common Stock; Dividends" and "--9. Background of the Merger and the Offer" of the Offer to Purchase.

  In making its recommendation, the Board considered the impact of the increase in SFP debt that the Offer would require and concluded that incurring such debt is prudent in light of SFP's ability to repay it and the benefits of the Offer and the Merger for SFP's stockholders. SFP anticipates borrowing up to $1.31 billion (of which approximately $400 million will be to replace existing debt) in connection with the Offer and related matters from a syndicate of banks under a new credit agreement. In addition, the new credit agreement will provide for a $250 million revolving credit facility for general corporate purposes. The anticipated terms of such financings are summarized in the Offer to Purchase. See "The Tender Offer--12. Source and Amount of Funds" of the Offer to Purchase. SFP anticipates that its ability to borrow additional funds will be restricted by the terms of the new credit agreement. SFP's credit rating status was placed under review with direction uncertain by Moody's Investors Service and on Credit Watch with developing implications by Standard & Poor's prior to announcement of the Offer and continues in that status. It is possible that SFP's credit ratings would be downgraded upon completion of the Offer. SFP does not expect that any ratings downgrade, should one occur, would impair its ability to maintain adequate liquidity to meet its ongoing obligations.

  The interest expense on SFP's anticipated borrowings would reduce SFP's net income. Principal and interest on the debt being used by SFP to finance the Offer, as well as other operating expenses and liquidity needs of SFP, are expected to be funded by SFP during the period prior to the ICC's decision on the Merger from cash generated before borrowings, currently available cash balances and borrowings in excess of requirements in connection with the Offer. Should the ICC not approve the Merger, SFP believes that, on a stand-alone basis, it will be able to fund the debt service attributable to the debt incurred in connection with the Offer through a combination of cash generated before borrowings and refinancings in the capital markets. In either case, SFP will have access to the $250 million revolving credit facility for general corporate purposes, if required. Although the SFP Board believes that SFP's proposed borrowing is prudent, it is possible that the need to repay the debt incurred in its borrowing will have a detrimental effect on SFP, either before the Merger or if the Merger cannot be consummated.

                UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF SFP

  The unaudited pro forma financial statements have been prepared to give effect to the SFP tender offer for 38 million shares of SFP Common Stock at $20 per share and the related borrowings and debt repayments (the "SFP Recapitalization"). The SFP Recapitalization is reflected in the pro forma balance sheet as if it occurred on December 31, 1993 and September 30, 1994 and in the statements of operations as if it occurred on January 1, 1993.

  The unaudited pro forma financial statements are prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that might have occurred had the applicable transaction actually taken place on the dates indicated, or of future results of operations or financial position. Consummation of the tender offer for SFP Common Stock is conditioned upon, among other things, approval of the Merger by both SFP and BNI stockholders.

                   PRO FORMA SFP RECAPITALIZED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1994
                                   UNAUDITED
                             (DOLLARS IN MILLIONS)

                                       SANTA FE                      SANTA FE
                                        PACIFIC         SFP           PACIFIC
                                      CORPORATION RECAPITALIZATION  CORPORATION
                                      HISTORICAL    ADJUSTMENTS    RECAPITALIZED
                                      ----------- ---------------- -------------
               ASSETS
Current assets
  Cash and cash equivalents.........    $   17          $--           $   17
  Accounts receivable, net..........        98           --               98
  Other current assets..............       246           --              246
                                        ------          ----          ------
    Total current assets............       361           --              361
Property and equipment, net.........     4,684           --            4,684
Other assets........................       271            27 (R.1)       298
                                        ------          ----          ------
    Total assets....................    $5,316          $ 27          $5,343
                                        ======          ====          ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable..................    $  253          $--           $  253
  Other current liabilities.........       449           --              449
  Current portion of long-term debt
   and commercial paper.............       192           --              192
                                        ------          ----          ------
    Total current liabilities.......       894           --              894
Long-term debt......................       890           843 (R.2)     1,733
Deferred income taxes...............     1,167           (19)(R.3)     1,148
Other liabilities...................     1,157            (3)(R.4)     1,154
                                        ------          ----          ------
    Total liabilities...............     4,108           821           4,929
                                        ------          ----          ------
Stockholders' equity
  Common stock......................       190           --              190
  Paid-in capital...................       842            15 (R.4)       857
  Retained earnings.................       263           (49)(R.4)       214
  Treasury stock....................       (87)         (760)(R.4)      (847)
                                        ------          ----          ------
    Total stockholders' equity......     1,208          (794)            414
                                        ------          ----          ------
      Total liabilities and stock-
       holders' equity..............    $5,316          $ 27          $5,343
                                        ======          ====          ======

  (See accompanying Notes to Pro Forma SFP Recapitalized Financial Statements)

                   PRO FORMA SFP RECAPITALIZED BALANCE SHEET
                            AS OF DECEMBER 31, 1993
                                   UNAUDITED
                             (DOLLARS IN MILLIONS)

                                       SANTA FE                       SANTA FE
                                        PACIFIC         SFP            PACIFIC
                                      CORPORATION RECAPITALIZATION   CORPORATION
                                      HISTORICAL    ADJUSTMENTS     RECAPITALIZED
                                      ----------- ----------------  -------------
               ASSETS
Current assets
  Cash and cash equivalents.........    $   71         $ --            $   71
  Accounts receivable, net..........        96           --                96
  Other current assets..............       291           --               291
                                        ------         -----           ------
    Total current assets............       458           --               458
Properties and equipment, net.......     4,360           --             4,360
Other assets........................       556            27 (R.1)        583
                                        ------         -----           ------
    Total assets....................    $5,374         $  27           $5,401
                                        ======         =====           ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable..................    $  241         $ --            $  241
  Other current liabilities.........       429           --               429
  Current portion of long-term debt
   and commercial paper.............       185           --               185
                                        ------         -----           ------
    Total current liabilities.......       855           --               855
Long-term debt......................       991           843 (R.2)      1,834
Deferred income taxes...............     1,116           (19)(R.3)      1,097
Other liabilities...................     1,144            (3)(R.4)      1,141
                                        ------         -----           ------
    Total liabilities...............     4,106           821            4,927
                                        ------         -----           ------
Stockholders' equity
  Common stock......................       190           --               190
  Paid-in capital...................       870            15 (R.4)        885
  Retained earnings.................       340           (49)(R.4)        291
  Treasury stock....................      (132)         (760)(R.4)       (892)
                                        ------         -----           ------
    Total stockholders' equity......     1,268          (794)             474
                                        ------         -----           ------
      Total liabilities and stock-
       holders' equity..............    $5,374         $  27           $5,401
                                        ======         =====           ======

  (See accompanying Notes to Pro Forma SFP Recapitalized Financial Statements)

              PRO FORMA SFP RECAPITALIZED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1994
                                   UNAUDITED
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                    SANTA FE                      SANTA FE
                                     PACIFIC         SFP           PACIFIC
                                   CORPORATION RECAPITALIZATION  CORPORATION
                                   HISTORICAL    ADJUSTMENTS    RECAPITALIZED
                                   ----------- ---------------- -------------
Revenues.........................    $ 1,970         $--           $ 1,970
Operating expenses
  Compensation and benefits......        625          --               625
  Fuel...........................        183          --               183
  Materials......................         92          --                92
  Equipment rents................        185          --               185
  Purchased services.............        282          --               282
  Depreciation...................        150          --               150
  Other..........................        147          --               147
                                     -------         ----          -------
    Total operating expenses.....      1,664          --             1,664
                                     -------         ----          -------
Operating income.................        306          --               306
Interest expense.................         90           57 (R.5)        147
Other income (expense), net......         49          --                49
                                     -------         ----          -------
Income before income taxes.......        265          (57)             208
Income tax expense...............        112          (22)(R.6)         90
                                     -------         ----          -------
Income from continuing opera-
 tions...........................    $   153         $(35)         $   118
                                     =======         ====          =======
Earnings per common share
  Income from continuing opera-
   tions.........................    $   .81                       $   .77(R.7)
                                     =======                       =======
Number of shares used in computa-
 tion of earnings per common
 share (in thousands)............    189,700                       152,400(R.7)


  (See accompanying Notes to Pro Forma SFP Recapitalized Financial Statements)

              PRO FORMA SFP RECAPITALIZED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1993
                                   UNAUDITED
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                  SANTA FE                       SANTA FE
                                   PACIFIC         SFP            PACIFIC
                                 CORPORATION RECAPITALIZATION   CORPORATION
                                 HISTORICAL    ADJUSTMENTS     RECAPITALIZED
                                 ----------- ----------------  -------------
Revenues........................   $ 2,409        $ --            $ 2,409
Operating expenses
  Compensation and benefits.....       800                            800
  Fuel..........................       239          --                239
  Materials.....................       128          --                128
  Equipment rents...............       229          --                229
  Purchased services............       322          --                322
  Depreciation..................       188          --                188
  Other.........................       185          --                185
                                   -------        -----           -------
    Total operating expenses....     2,091          --              2,091
                                   -------        -----           -------
Operating income................       318          --                318
Interest expense................       133           73 (R.5)         206
Gain on sale of California
 lines..........................       145          --                145
Other income (expense), net.....        24          --                 24
                                   -------        -----           -------
Income before income taxes......       354          (73)              281
Income tax expense..............       177          (28)(R.6)         149
                                   -------        -----           -------
Income from continuing
 operations.....................   $   177        $ (45)          $   132
                                   =======        =====           =======
Earnings per common share
  Income from continuing
   operations...................   $   .95                        $   .88(R.7)
                                   =======                        =======
Number of shares used in
 computation of earnings per
 common share (in thousands)....   187,200                        149,900(R.7)


  (See accompanying Notes to Pro Forma SFP Recapitalized Financial Statements)

NOTES TO PRO FORMA SFP RECAPITALIZED FINANCIAL STATEMENTS

  The SFP Recapitalization plan reflected in the pro forma financial statements includes borrowing $1,075 million of $1,560 million in available bank commitments at an assumed average interest rate of 9 percent (see "The Tender Offer--12. "Source and Amount of Funds" of the Offer to Purchase for further discussion) with the proceeds principally used for (i) financing the repurchase of 38 million shares of its outstanding common stock at a price of $20 per share or $760 million in total, (ii) the early retirement of $200 million of outstanding senior indebtedness, and (iii) repayment of short-term borrowings and payment of refinancing transaction costs.

  Additionally, SFP will incur Merger transaction costs, including the accelerated vesting of restricted stock and certain other transaction costs, upon stockholder approval of the Merger.

R.1 OTHER ASSETS

  Represents estimated debt issuance costs to be paid in connection with the SFP Recapitalization, net of debt issue costs expensed in conjunction with the retirement of debt.

R.2 LONG-TERM DEBT

  Reflects the $1,075 million SFP Recapitalization borrowing less (i) the early retirement of outstanding senior debt of $200 million and (ii) the repayment of $32 million short-term borrowings which were outstanding at September 30, 1994. After the SFP Recapitalization, projected principal repayments during the five years 1995 through 1999 would be $203 million, $97 million, $218 million, $144 million and $187 million, respectively.

R.3 DEFERRED INCOME TAXES

  Deferred income taxes have been reduced for the tax benefit of the costs of retiring debt and the accelerated vesting of SFP's restricted stock described in R.4. below at a rate of 39 percent.

R.4 STOCKHOLDERS' EQUITY

  Paid-in capital has been increased by $15 million representing the fair value of approximately 760,000 shares of restricted stock at an assumed $20 per share, which vests upon shareholder approval.

  Retained earnings has been reduced by $49 million to reflect costs, net of taxes and costs accrued, associated with the SFP Recapitalization and the Merger including expenses for early retirement of debt, accelerated vesting of restricted stock, and estimated legal, investment banking and other transaction costs. Costs of $22 million after taxes for the early retirement of debt will be expensed as an extraordinary charge in the period the debt is retired. Costs for the accelerated vesting of restricted stock of $7 million after taxes (which is net of amounts already accrued) will be expensed in the period that restrictions lapse. Merger transaction costs of $20 million will be expensed in the period incurred.

  Treasury stock has been increased by $760 million to reflect the purchase of 38 million shares of SFP Common Stock acquired through SFP's tender offer.

R.5 INTEREST EXPENSE

  Reflects the estimated net increase in interest expense associated with debt borrowings/repayments discussed in R.2. above.

R.6 INCOME TAX EXPENSE

  Income tax expense reflects the effect of pro forma adjustments at an estimated rate of 39 percent.

R.7 EARNINGS PER COMMON SHARE

  SFP weighted average shares outstanding have been reduced for SFP's cash tender offer, net of restricted stock which will vest upon stockholder approval of the Merger. SFP historical earnings per common share have been reduced to reflect a decrease in income from continuing operations due to additional interest expense discussed in R.5. above.

                         CERTAIN ADDITIONAL INFORMATION

HART-SCOTT-RODINO ACT

  The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to BNI's purchase of shares of SFP Common Stock pursuant to the Offer expired at 12:00 Midnight, January 11, 1995. Accordingly, the condition to the Purchasers' obligation to accept for payment and pay for shares of SFP Common Stock pursuant to the Offer set forth in clause (iii) of the first paragraph of "The Tender Offer--14. Conditions of the Offer" in the Offer to Purchase has been satisfied.

EXTENSION OF THE OFFER

  If the Purchasers increase or decrease the number of shares of SFP Common Stock being sought in the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in the Offer to Purchase, the Offer will be extended until the expiration of such period of 10 business days. The Purchasers do not intend to waive the Minimum Condition nor do they intend to increase the number of shares of SFP Common Stock being sought pursuant to the Offer.

TRANSACTION IN SFP COMMON STOCK

  On December 27, 1994, Mr. Robert D. Krebs made a charitable contribution of 15,818 shares of SFP Common Stock.

                               ----------------


  Except as otherwise set forth in this Supplement, the terms and conditions set forth in the Offer to Purchase remain applicable in all respects to the Offer. The information set forth herein should be read in conjunction with the Offer to Purchase.

                                          Santa Fe Pacific Corporation

                                          Burlington Northern Inc.

January 13, 1995

  Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for SFP Common Stock and any other required documents should be sent to the Depositary at one of the addresses set forth below:

                        The Depositary for the Offer is:

                    First Chicago Trust Company of New York


       By Mail:             By Facsimile Transmission:        By Hand:
                         (For Eligible Institutions Only)

  Tenders & Exchanges            (201) 222-4720          Tenders & Exchanges
  P.O. Box 2564 Suite            (201) 222-4721            14 Wall Street
        4660 SFP                                           Suite 4680 SFP
 Jersey City, NJ 07303-2564                                   8th Floor
                                                         New York, NY 10005


                       Confirm Facsimile by Telephone:
                           (For Confirmation Only)

                                 (201) 222-4707

  Questions or request for assistance or additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to any of the Information Agents or either of the Dealer Managers at their respective addresses and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                          The Information Agents are:

   D.F. KING & CO., INC.           MACKENZIE             KISSEL BLAKE INC.
                                  PARTNERS INC.

    77 Water Street             156 Fifth Avenue       25 Broadway, 6th Floor
   New York, New York       New York, New York 10010  New York, New York 10004
         10005           CALL TOLL FREE (800) 322-2885  CALL TOLL FREE (800)
  CALL TOLL FREE (800)                                        554-7733
        697-6974

                     The Dealer Managers for the Offer are:

  GOLDMAN, SACHS & CO.                                  LAZARD FRERES & CO.
    85 Broad Street                                   One Rockefeller Plaza
  New York, New York 10004                           New York, New York 10020